Exhibit 99.1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

F-1

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

	NOTES	June 30, 2021	December 31, 2020
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$849,519	$882,770
Restricted cash	2(e)	-	214,144
Accounts receivable, net	2(f)	2,707,994	4,264,257
Accounts receivable-related parties, net	2(f)	166,012	2,919,215
Advances to suppliers		10,950,271	3,177,678
Prepaid expenses	2(g)	9,891,376	24,635
Inventories, net	7	1,366,594	254,678
Cryptocurrencies, net	9	175,487	-
Loan receivable - related party	6(d)	-	519,331
Other current assets	12	2,629,046	173,026
TOTAL CURRENT ASSETS		28,736,299	12,429,734
Non-current accounts receivable, net	2(f)	-	1,839,230
Non-current accounts receivable-related parties, net	2(f)	-	1,323,196
Property, plant and equipment, net	8	18,599,830	10,851,899
Long-term investments	14	818,266	30,592
Right-of-use assets	2(n)	926,689	-
Other assets, non-current	12	3,790,167	4,302,000
TOTAL ASSETS		$52,871,251	$30,776,651

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	10	$5,949,005	$6,210,176
Accounts payable		14,985,772	14,857,436
Accounts payable-related parties	6(c)	-	69,585
Advances from customers		653,804	315,924
Advances from customers-related parties		100,636	161,063
Amounts due to related parties	6(e)	3,380,197	137,664
Accrued payroll and benefit		222,086	231,598
Other payables and accrued expenses	16	4,991,801	6,636,097
Convertible note payable, net of debt discounts	15	689,502	1,180,908
Lease liability-current	13	418,546	-
TOTAL CURRENT LIABILITIES		31,391,349	29,800,451

Lease liability	13	580,917	-
TOTAL LIABILITIES		31,972,266	29,800,451

EQUITY
Ordinary shares, 2021 and 2020: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2021:13,646,360 shares; December 31, 2020: 8,486,956 shares*;	18	154,316,011	131,247,787
Additional paid-in capital	18	26,914,305	15,643,404
Statutory reserve	17	14,044,269	14,044,269
Accumulated deficit		(206,310,884)	(192,212,544)
Accumulated other comprehensive income		23,675,886	23,612,413
Total equity (deficit) of the Company		12,639,587	(7,664,671)
Non-controlling interest		8,259,398	8,640,871
Total Equity		20,898,985	976,200

TOTAL LIABILITIES AND EQUITY		$52,871,251	$30,776,651

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-2

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

		Six Months Ended	Six Months Ended
	NOTES	June 30, 2021	June 30, 2020
		(Unaudited)	(Unaudited)
Revenue – Products		$2,971,899	$2,056,805
Revenue – Products-related parties	6(a)	67,612	217,813
Revenue – Software		1,621,534	1,049,377
Revenue – Advertising		576,310	-
Revenue – Cryptocurrency mining		814,772	-
Revenue – Other		319,429	371,381
Revenue – Other-related parties	6(a)(b)	54,021	41,974
TOTAL REVENUE		6,425,577	3,737,350
Cost – Products		2,696,207	1,970,154
Cost – Software		237,986	296,190
Cost – Advertising	2(p)	683,835	-
Cost – Cryptocurrency mining	2(p)	661,753	-
Cost – Other		7,555	4,001
TOTAL COST		4,287,336	2,270,345
GROSS PROFIT		2,138,241	1,467,005

Administrative expenses		13,606,688	7,064,286
Research and development expenses		2,260,274	1,802,747
Selling expenses		193,484	143,816
LOSS FROM OPERATIONS		(13,922,205)	(7,543,844)
Subsidy income		136,393	223,391
(Loss) from equity method investment		(578,619)	-
Other income (loss), net		378,831	(302,336)
Interest expense and debt discounts, net of interest income		(478,439)	(387,761)
Loss before income taxes		(14,464,039)	(8,010,550)
Income tax (expense) benefit	11	(871)	69,858
NET LOSS		(14,464,910)	(7,940,692)
Less: Net loss attributable to the non- controlling interest	4	366,570	264,047
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(14,098,340)	$(7,676,645)

Loss per share - Basic and Diluted*
Basic	5	$(1.34)	$(1.12)
Diluted	5	$(1.34)	$(1.12)
NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	5	$(1.31)	$(1.08)
Diluted	5	$(1.31)	$(1.08)

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-3

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
Net loss	$(14,464,910)	$(7,940,692)
Other comprehensive loss:
Foreign currency translation gain (loss)	44,523	(103,036)
Comprehensive loss	(14,420,387)	(8,043,728)
Comprehensive loss attributable to the non- controlling interest	385,520	251,561
Comprehensive loss attributable to the Company	$(14,034,867)	$(7,792,167)

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-4

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

						Accumulated
			Additional			other	Non-
	Ordinary shares*		Paid-in	Statutory	Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2021	8,486,956	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200
Stock-based payment for consulting fee (Note 18)	7,000	21,840	11,318,641	-	-	-	-	11,340,481
Conversion of convertible notes (Note 15)	598,034	1,745,930	(205,810)	-	-	-	-	1,540,120
Issuance of common stock for financing (Note 18)	3,140,740	13,071,998	-	-	-	-	-	13,071,998
Employee stock incentive (Note 18)	200,000	2,792,000	158,070	-	-	-	-	2,950,070
Net loss for the year	-	-	-	-	(14,098,340)	-	(366,570)	(14,464,910)
Foreign currency translation gain	-	-	-	-	-	63,473	(18,950)	44,523
Common stock issued for business acquisition	1,213,630	5,436,456	-	-	-	-	-	5,436,456
Minority shareholders’ contribution	-	-	-	-	-	-	4,047	4,047
BALANCE AS AT JUNE 30, 2021 (unaudited)	13,646,360	$154,316,011	$26,914,305	$14,044,269	$(206,310,884)	$23,675,886	$8,259,398	$20,898,985

						Accumulated
			Additional			other	Non-
	Ordinary shares*		Paid-in	Statutory	Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2020	7,000,053	$126,257,156	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385
Stock-based payment for consulting fee	46,667	186,000	16,185	-	-	-	-	202,185
Issued common stock	285,714	576,000	-	-	-	-	-	576,000
Issued convertible note beneficial conversion feature in connection with the private placement (Note 12)	-	-	165,580	-	-	-	-	165,580
Issued detachable warrant in connection with the private placement (Note 12)	-	-	11,580	-	-	-	-	11,580
Net loss for the year	-	-	-	-	(7,676,645)	-	(264,047)	(7,940,692)
Foreign currency translation loss	-	-	-	-	-	(115,522)	12,486	(103,036)
Employee Stock Incentive	-	-	92,308	-	-	-	-	92,308
BALANCE AS AT JUNE 30, 2020 (unaudited)	7,332,434	$127,019,156	$16,746,986	$14,044,269	$(182,194,414)	$22,907,323	$9,088,990	$7,612,310

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-5

TAOPING INC.

(F/K/A CHINA INFORMATION TECHNOLOGY, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(14,464,910)	$(7,940,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable and other current assets	6,697,608	5,875,044
Provision (reversal) for obsolete inventories	48,589	(15,255)
Depreciation and amortization	2,713,008	1,605,201
(Gain) on sales of cryptocurrencies	(41,345)	-
Impairment on cryptocurrencies	42,447	-
(Gain) on business acquisition	(12,345)	-
Loss on equity method investment	578,620	-
Loss on disposal of equipment and inventories	44,705	50,428
Stock-based compensation for consulting services	2,142,892	204,443
Amortization of convertible note discount	257,430	163,833
Stock-based compensation to employees	2,950,070	92,308
Write-off of long aged payables	(330,991)	-
Changes in operating assets and liabilities:
Accounts receivable	1,460,535	(1,225,284)
Accounts receivable - related parties	744,732	803,982
Prepaid expenses	(701,611)	-
Inventories	(1,193,956)	27,762
Cryptocurrencies – mining	(814,772)	-
Other non-current assets	-	342,269
Other current assets	(139,076)	1,601,902
Advances to suppliers	(8,488,625)	(1,685,458)
Other payables and accrued expenses	(741,892)	305,903
Advances from customers	322,214	(48,317)
Advances from customers - related parties	(62,356)	18,491
Amounts due to related parties	(140,447)	-
Accounts payable to related party	(70,299)	-
Accounts payable	(7,065,510)	(1,283,642)
Lease liability	(62,818)	-
Income tax payable	-	(69,858)
Net cash used in operating activities	(16,328,103)	(1,176,940)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	38,974	-
Purchases of property and equipment	(769,751)	(150,470)
Acquired cash in connection with a business acquisition	7,644	-
Proceeds from sales of cryptocurrencies	638,183	-
Repayment of loan receivable-related party	170,909	43,708
Net cash provided by (used in) investing activities	85,959	(106,762)

FINANCING ACTIVITIES
Proceeds from short-term bank loans	4,172,283	4,029,193
Borrowings from related party	3,090,580	-
Repayment of short-term bank loans	(4,512,247)	(5,696,201)
Capital injected by minority shareholders in joint venture	4,047	-
Proceeds from issuance of convertible note, net of debt issuance costs	-	1,344,000
Proceeds from issuance of common stock, net of issuance cost	13,071,998	576,000
Net cash provided by financing activities	15,826,661	252,992

Effect of exchange rate changes on cash and cash equivalents	168,088	(4,092)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(247,395)	(1,034,802)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,096,914	1,519,666
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$849,519	$484,864

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-
Interest	$195,469	$346,042

	Six Months Ended	Six Months Ended
	June 30,2021	June 30, 2020
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$849,519	$286,795
Restricted cash	-	198,069
Total cash, cash equivalents, and restricted cash	$849,519	$484,864

Supplemental disclosure of significant non-cash transactions*:

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references above in this section to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In January 2020, the Company issued 30,000 restricted ordinary shares as compensation of approximately $144,000 for a consultant’s service.

In March 2020, the Company issued two individual investors warrants with fair value of $11,580 for each to purchase 26,667 shares of the Company’s ordinary share in connection with the issuance of a $1.48 million convertible promissory note.

In April 2020, the Company issued 16,667 restricted ordinary shares and warrant to purchase 16,667 shares of the Company’s ordinary shares as compensation for a consultant’s service. The fair values of the restricted ordinary shares and warrants were approximately $42,000 and $16,000, respectively.

In September 2020, the Company issued Convertible Promissory Notes (Note) with principal amount of $1.48 million. The Note mature in 12 months from the issue date. In June 2021, the investor of the Note converted $740,000 of principal amount of the convertible note and $26,208 of the accrued interest into 298,716 ordinary shares of the Company with no par value at a conversion price of $2.565.

In January 2021, the Company issued 7,000 non-restricted shares with a fair value of $21,840 to a consultant as a compensation for his service.

In February and April 2021, the Company issued warrants to three strategy consultants to purchase a total of 1.9 million ordinary shares as compensations to their services. The aggregate fair value of the warrants was approximately $11.2 million.

In March 2021, the Company issued 200,000 non-restricted ordinary shares to certain employees with the fair value of approximately $2,792,000 as rewards for their past services.

In April 2021, the Company issued warrants to an investment relationship consultant to purchase 15,000 ordinary shares as a compensation for its service. The fair value of the warrants was approximately $66,000.

In June 2021, the Company issued 1,213,630 restricted ordinary shares for the acquisition of Taoping New Media Co., Ltd. The fair value of the restricted ordinary shares was approximately $5,436,000.

During the six months ended June 30, 2021, purchase of software and equipment in an amount of approximately $6.7 million and $11,000 was made by an increase in accounts payable and other payable, respectively, and $765,000 was made by a decrease of advances to suppliers.

In April 2021, the Company obtained right-of-use assets of approximately $1 million in exchange for lease liabilities.

The accompanying notes are an integral part of the unaudited consolidated financial statements

F-6

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who owns approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance TAOP’s presence in the new media and advertising sectors.

In 2021, the Company also launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong and Cayman Island to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. With multiple cloud data centers deployed outside of China mainland, currently in Hong Kong, the Company continues to improve computing power and create value for the encrypted digital currency industry.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to more accurately reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech. International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s wholly-owned People’s Republic of China (PRC) subsidiaries, and the Company’s Variable interest entity (“VIE”) and VIE subsidiaries.

Entities	Subsidiaries/ VIE	June 30, 2021 % owned	December 31, 2020 % owned	December 31, 2019 % owned	Location

Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	100%			Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	100%			Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	100%			Hong Kong, China
Alpha Digital Group Ltd. (ADG)	Subsidiary	100%			Cayman, Island
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech.Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen,China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE subsidiary	100%	100%	100%	Shenzhen,China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	VIE subsidiary	100%			Shenzhen, China
Shenzhen Taoping E-Commerce Service Co., Ltd. (SZTEC)	VIE Subsidiary	100%			Shenzhen, China
Shenzhen Taoping Education Technology Co., Ltd. (SZTET)	VIE subsidiary	51%			Shenzhen, China
Wuhu Taoping Education Technology Co., Ltd. (WHTET)	VIE subsidiary	51%			Wuhu, China

F-7

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amended and Restated MSA

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

The Amended and Restated Management Service Agreement (“MSA”) was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Jianghuai Lin (“Mr. Lin”), which replaced the original MSA dated July 1, 2007. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

●	Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

●	IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original MSA dated July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

●	Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

●	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

F-8

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

Option Agreement

In connection with the MSA, IST also has an immediately exercisable purchase option agreement (the “Option Agreement”) with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

The substance of the Amended and Restated MSA and the Option Agreement is to:

●	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

●	Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option (see Note 22 - Subsequent Events for recent development).

Going Concern and Management’s Plans

Although the COVID-19 pandemic has largely been contained in China, ripple effect of negative impact from the pandemic to the out-of-home advertising business continues in the first half of 2021. However, our revenue achieved 71.2% year-over-year increase as a result of the additions of cryptocurrency mining and the acquisition of TNM for the first half of 2021. The Company incurred a net loss of approximately $14.4 million for the six months ended June 30, 2021, which was mainly due to the provision of allowance of credit losses and the expenses of stock-based compensation, compared to a net loss of $7.9 million for the same period of 2020. The Company reported negative cash flows from operations of approximately $16.3 million for the six months ended June 30, 2021, compared to negative cash flows of $1.2 million from operations for the same period of 2020. As of June 30, 2021, the Company had a working capital deficit of approximately $2.7 million, compared to a working capital deficit of $17.4 million as of December 31, 2020. The Company had significant accumulated deficit approximately $206.3 million and $192.2 million as of June 30, 2021 and December 31, 2020, respectively.

In the first quarter of 2021, the Company completed three financing transactions issuing 3,140,740 ordinary shares in total with aggregate proceeds of $13.1 million net of issuance costs. In July 2021, the Company consummated a financing transaction comprising of 1,200,000 ordinary shares, and warrants with aggregate proceeds net of issuance cost of $4.73 million. Proceeds from all financing activities were to increase the Company’s working capital.

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services off the new media sharing platform and enhance revenue generation from new media and advertising sectors. In April 2021, the Company also formed a Blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. Revenue generated from cryptocurrency mining was approximately $815,000, and the gross profit from mining business was approximately $153,000 for the six months ended June 30, 2021. In 2021, the Company will continue to expand Blockchain related business operations to improve revenue and cash flow generations. In addition, the management will also continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. Meanwhile, with the increasing scale of the Taoping national network, the Company expects to gradually increase its revenue stream of platform service in 2021. The Company will continue advancing business cooperation internationally. Moreover, the Company will aggressively develop domestic and international markets to develop new customers in new media business, and explore more blockchain related businesses, such as establishing overseas data centers in addition to Hong Kong and developing applications of NFT, cloud desktop and cloud rendering. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the Blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 20-F for the year ended December 31, 2020 filed on April 30, 2021 with the Securities and Exchange Commission.

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split: A one (1)-for-six (6) reverse stock split of the Company’s issued and outstanding ordinary shares was effective on July 30, 2020 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

Recently, ten Chinese regulatory authorities collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives that provide related services to individuals or business entities domiciled in China. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities. The Company is in the process of reorganizing its corporate structure to relocate cryptocurrency mining activities and related subsidiaries to jurisdictions outside of China mainland to minimize the risk.

The functional currency of the Company is Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents, and Restricted cash

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 or December 31, 2020.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of June 30, 2021, and December 31, 2020, approximately $0.8 million and $0.9 million of cash, respectively, was held in bank accounts in the PRC and Hong Kong.

(e) Restricted Cash

The Company also held restricted cash of $0.2 million as of December 31, 2020. The restricted fund is a time deposit served as collateral to secure a bank loan facility that matured on May 7, 2021. The Company had no restricted cash as of June 30, 2021.

(f) Accounts Receivable, Accounts Receivable – related parties, and Concentration of Risk

In January 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis.

The Company has further adjusted allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the six-month ended June 30, 2021 has increased approximately $6.94 million from the year ended December 31, 2020.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts Receivable	$15,650,969	$12,359,619
Allowance for credit losses	(12,942,975)	(8,095,362)
Accounts Receivable, net	$2,707,994	$4,264,257
Accounts Receivable - related parties	$15,651,195	$12,017,651
Allowance for credit losses - related parties	(15,485,183)	(9,098,436)
Accounts Receivable - related parties, net	$166,012	$2,919,215
Non-current Accounts Receivable	$-	$3,013,532
Non-current Allowance for credit losses	-	(1,174,302)
Non-current Accounts Receivable, net	$-	$1,839,230
Non-current Accounts Receivable - related parties	$-	$4,172,502
Non-current Allowance for credit losses - related parties	-	(2,849,306)
Non-current Accounts Receivable - related parties, net	$-	$1,323,196

F-12

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of high-end data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. The Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit losses at June 30, 2021 and December 31, 2020, totaled approximately $28.4 million and $21.2 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for credit losses during the six-month period ended June 30, 2021 and the year ended December 31, 2020:

Balance at January 1, 2020	$7,212,644
Increase in allowance for credit losses	13,528,638
Foreign exchange difference	476,124
Balance at December 31, 2020	$21,217,406
Addition from acquisition of TNM	309,537
Increase in allowance for credit losses	6,691,031
Decrease for balance recovered	(61,969)
Foreign exchange difference	272,153
Balance at June 30, 2021 (Unaudited)	$28,428,158

(g) Prepaid expenses

As of June 30, 2021, prepaid expenses included prepaid stock-based compensation of $9,189,765 and prepaid rental of $701,611. As of December 31, 2020, prepaid expenses represented prepaid stock-based compensation of $24,635.

Prepaid stock-based compensation represents stock-based payments including ordinary shares, warrants or stock options issued to consultants as compensation for their contracted services. Share-based payments are measured at the grant date, and recognized as consulting service expense using the straight-line method over the service period.

Prepaid rental was the payment made to a hash-rate platform for leasing blockchain cloud computing power which was amortized over the 12-month lease period from March 2021.

(h) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

F-13

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2020, the Company adopted ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The adoption of the disclosure requirements for Fair Value Accounting has no material impact on the Company’s consolidated financial statements.

(i) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years
Media display equipment	5 years
Cryptocurrency mining machine	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(j) Cryptocurrencies

Cryptocurrencies held, including Bitcoin and Ethereum, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities in the consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(k) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill, when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how the acquisition was achieved.

(l) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments that the Company elects to measure at cost, less any impairment, plus or minus changes resulting from observable price changes, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

(m) Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(n) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(o) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from five sources: (1) product sales, (2) software sales, (3) advertising, (4) crypto-currency mining, and (5) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services and receipts of cryptocurrencies from cryptocurrency mining pools.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Software

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud- based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

F-16

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

Revenue - Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $183,000 and $211,000 rental income for the periods ended June 30, 2021, and 2020, respectively.

After completion of the business acquisition on June 9, 2021, TNM became a subsidiary of the VIE of the Company, and is no longer a related party. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

Annual minimum rental income to be received in the next 5 years:
2021	155,688
2022	108,982
Total	264,670

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the six months ended June 30, 2021 and 2020, the Company recognized revenue of $104,000 and $120,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions and other incremental costs of obtaining a contract, if any incurred, because the duration of the service contracts and the amortization periods would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

(p) Cost of advertising and cost of cryptocurrencies

The cost of advertising mainly comprises of direct costs of generating advertising revenue including lease expense for the wall space, to where the ads display terminal to be installed, installation costs of ads display terminals, depreciation of display termination, labor, and other related expenses. The cost of cryptocurrencies consists primarily of direct costs of earning Bitcoin and Ethereum related to mining operations, including mining platform fees, mining pool fees, mining facility rental fees, electric power costs, other utilities, depreciation of mining machines, labor, insurance, and among other ancillary costs.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(q) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment —It includes the Company’s cloud-based products, high-end data storage servers. and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.

(3)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is being phased out in 2021.

(r) Reclassifications

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income (loss).

(s) Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The guidance provides clarification of the interaction of rules for equity securities, the equity method of accounting and forward contracts and purchase options on certain types of securities. ASU 2020-01 is effective for the Company in the first quarter of 2021. The adoption did not have any significant impact on the Company’s condensed consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS ACQUISITION

On June 9, 2021, the Company and Biznest Internet Technology Co., Ltd. (“Biznest”), a subsidiary of a VIE of the Company consummated an acquisition of 100% of the equity interests of Taoping New Media Co., Ltd and its subsidiary (“TNM”). Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

Pursuant to the share purchase agreement, as a consideration of the purchase, the Company issued to the shareholders of TNM a total of 1,213,630 shares of its ordinary shares with no par value, equivalent to the value of approximately $5.4 million.

The following table summarizes the purchase price allocation for TNM, and the amounts of the assets acquired, and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash	$7,644
Accounts receivable, net	1,252,601
Advances to suppliers	75,971
Other receivables and other current assets, net	2,345,332
Long-term investments	1,386,191
Property and equipment	1,550,113
Right of use assets	74,812
Accounts payable	(339,198)
Advances from customers	(10,943)
Accrued payroll and benefits	(32,840)
Amount due to related parties	(619,571)
Other payables and accrued expenses	(87,373)
Lease liabilities	(153,938)
Total net assets acquired	5,448,801
Bargain purchase gain	(12,345)
Total purchase price	$5,436,456

Due to the negative impact from COVID-19 pandemic and slowdown of the out-of-home advertising industry in China, the total consideration paid by the Company was less than the net amount of identifiable assets acquired and liabilities assumed of TNM, which resulted in a bargain purchase gain of approximately $12,000 on the acquisition date.

The Company’s consolidated statement of operations for the six months ended June 30, 2021 included revenue of $0.08 million and net loss of $1 million attributable to TNM since June 9, 2021, the acquisition date.

The following unaudited pro forma information shows the combined operations for the periods presented, as if the acquisition of TNM had occurred on January 1, 2020. The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented below has been derived from the historical condensed consolidated financial statements of the Company and from the historical accounting records of TNM.

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Revenue	$6,895,929	$5,417,123
Net (loss)	(14,775,796)	(8,276,745)
Net (loss) attributable to TAOP	(14,393,682)	(8,015,283)

Weighted Average Number of Shares:
Basic and Diluted	11,833,830	8,289,241

(Loss) per share – Basic and Diluted	(1.25)	(1.00)
(Loss) per share attributable to TAOP - Basic and Diluted	$(1.22)	$(0.97)

The unaudited pro forma results include certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, assuming the acquisition had occurred on January 1, 2020, including the followings:

1. Transaction costs of approximately $350,000 are assumed to have occurred on January 1, 2020 and are recognized in the first half of 2020.

2. Elimination of intercompany sales and purchases, rental income and rent expense.

3. Bargain purchase gain resulted from the transaction is recognized as if it occurred on January 1, 2020.

F-19

4.	VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC is qualified as a variable interest entity of the Company and is subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In 2021, Taoping New Media Co., Ltd and its subsidiary, Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. were newly added VIE subsidiaries or joint ventures. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. In July 2021, PRC government agencies jointly proposed revisions to laws and regulations to strengthen approval and supervision of VIE corporate structure. Since the proposed new regulatory requirements for VIE has not yet been finalized, the Company is unable to estimate the impact to its corporate structure, business operations, and consolidated financial performance.

For the six months ended June 30, 2021 and 2020, net loss of $366,570 and $264,047 respectively, have been attributed to non- controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIE and its subsidiaries. Recognized revenue-producing assets held by the VIEs consist of property, equipment and software.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure will be dissolved and iASPEC will become a wholly owned indirect subsidiary of the Company (see Note 22 Subsequent Events).

The VIE’s assets and liabilities were as follows as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	(Unaudited)
Total current assets	$7,841,679	$9,261,921
Other assets, non-current	3,790,167	4,302,000
Non-current accounts receivable, net	-	2,101,276
Long-term investments	818,266	-
Property, equipment and software	6,094,121	3,713,860
Total assets	18,544,233	19,379,057
Intercompany payable to the WFOE	29,622,291	20,449,508
Total current liabilities	48,426,228	41,717,595
Lease liability	82,134	-
Total liabilities	48,508,363	41,717,595
Total equity	$(29,964,130)	$(22,338,538)

F-20

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to the Company	$(14,098,340)	$(7,676,645)
Denominator:
Weighted average outstanding ordinary shares-Basic	10,761,008	7,075,611
Weighted average outstanding ordinary shares- Diluted	10,761,008	7,075,611
Loss per share attributable to the Company
Basic	$(1.31)	$(1.08)
Diluted	$(1.31)	$(1.08)

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

For the six-month period ended June 30, 2021 and 2020, no shares were included in the diluted earnings per shares calculation. These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. There were 296,900 stock options for employees and 68,334 stock options/warrants for nonemployees outstanding that were not included in the computation of dilutive weighted- average shares outstanding for the six months ended June 30, 2020, because the effect would be anti-dilutive.

There were 313,000 stock options for employees, 57,366 options and 1 million warrants for nonemployees outstanding that were not included in the computation of dilutive weighted- average shares outstanding for the six months ended June 30, 2021, because the effect would be anti-dilutive, as well. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note for the period ended June 30, 2021, based on the Company’s stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant.

F-21

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.	RELATED PARTY TRANSACTIONS

(a)	Revenue – related parties

For the six months ended June 30, 2021 and 2020, approximately $0.1 million and 0.2 million, respectively, for sales of products and other revenue were from Taoping alliance companies of which Taoping New Media Co., Ltd. (“TNM”) has equity investment of over 5% ownership. After completion of the Company’s acquisition on June 9, 2021, TNM became a subsidiary of the VIE of the Company and is no longer a related party.

(b)	Rental income – related party

For the six months ended June 30, 2020, the Company had a rental income of $30,000 from TNM which was for the office lease between TNM and the Company, and was included as “revenue-other-related parties”. After completion of the acquisition, the rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021, the acquisition date of TNM.

(c)	Accounts payable – related party

iASPEC and Bocom had a balance of $69,585 payable to TNM as of December 31, 2020 for certain consultation service. Before the acquisition of TNM, the balance was fully repaid to TNM in April 2021.

(d)	Loan receivable – related party

As of December 31, 2020, the Company recorded a loan receivable of $0.5 million from TNM, which was originally for a nine-month short-term loan without interest and is expected to be fully repaid by September 2021. Before the acquisition of TNM, $0.17 million was repaid to the Company. The remaining balance of $0.33 million was eliminated for consolidation purposes as of June 30, 2021.

(e)	Amount due to related parties

As of December 31, 2020, the balance of due to related party was $0.14 million, which was borrowed from TNM for working capital purpose. Before the acquisition of TNM, the balance was fully repaid to TNM. As of June 30, 2021, the balance of due to related parties were $3.38 million, which includes the borrowing from the major shareholder, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $279,000 for 6-month without interest and matures on November 9, 2021, and a loan of approximately $3,098,000 (RMB20 million) from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 17, 2022.

(f)	Lending of inventory and fixed assets to related parties

As of June 30, 2021, the Company lends 5,160 units of media display equipment and the other fixed assets to Taoping alliance companies without charges for one year which is renewable. Taoping alliance companies would return the media display equipment after one year, or purchase at selling price if needed. The net balance of these media display equipment was approximately $1.2 million.

(g)	Operating lease - related party

On April 1, 2021, the Company entered into a lease agreement with a related company 100% owned by Mr. Lin for leasing of space for cryptocurrency mining machines which is located at Dongguan City for three years from April 1, 2021 to March 30, 2024. The monthly rent was $1,438 (RMB 9,350). For the six months ended June 30, 2021, the Company’s rental expense to the related party was approximately $4,300. As of June 30, 2021, the right-of-use asset and lease liability for the related party lease was $44,831 and $44,831, respectively.

7.	INVENTORIES

As of June 30, 2021 and December 31, 2020, inventories consist of:
	June 30, 2021	December 31, 2020
	(Unaudited)
Raw materials	$3,711	$3,663
Finished goods	1,613,853	427,942
Cost of projects	12,176	34,792
Inventories, gross	$1,629,740	$466,397
Allowance for slow-moving or obsolete inventories	(263,146)	(211,719)
Inventories, net	$1,366,594	$254,678

For the six months ended June 30, 2021, impairments for obsolete inventories were approximately $49,000. For the first six months ended June 30, 2020, there was a reversal of impairments for obsolete inventories in the amount of approximately $15,000. Impairment charges on inventories are included with general and administrative expenses.

Included in the balance as of June 30, 2021, there was inventory of high-end storage server and computer hardware.

F-22

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY, EQUIPMENT AND SOFTWARE

As of June 30, 2021 and December 31, 2020, property, equipment and software consist of:
	June 30, 2021	December 31, 2020
	(Unaudited)
Office buildings	$5,206,573	$5,140,635
Electronic equipment, furniture and fixtures	5,983,372	5,470,985
Cryptocurrency mining machine	6,506,306	-
Media display equipment	1,232,872	-
Motor vehicles	204,094	201,509
Leasehold improvement	110,919	-
Purchased software	19,098,570	17,465,168
	38,342,706	28,278,297
Less: accumulated depreciation	(19,742,876)	(17,426,398)
Property, equipment and software, net	$18,599,830	$10,851,899

Depreciation expenses for the six months ended June 30, 2021 and 2020 were approximately $2.1 million and $1.6 million, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, equipment and software.

Company’s office buildings, with net carrying value of approximately $3.0 million, are used as collateral for its short-term bank loan.

9.	CRYPTOCURRENCIES

As of June 30, 2021, cryptocurrencies included Bitcoin and Ethereum the Company held which were received from mining activities. Cryptocurrencies is classified as current asset as it is expected to be realized in cash by the Company within one year. The Company subsequently sold all cryptocurrencies held as of June 30, 2021 in July 2021.

F-23

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the movements of cryptocurrencies for the six-month period ended June 30, 2021:

Amounts
Balance at January 1, 2021	-
Receipt of cryptocurrencies from mining activities	$814,772
Sales of cryptocurrencies	(638,183)
Realized gain on sale of cryptocurrencies	41,345
Impairment loss on cryptocurrencies	(42,447)
Balance at June 30, 2021	$175,487

10.	BANK LOANS

(a) Short-term bank loans

	June 30, 2021	December 31, 2020
	(Unaudited)
Secured short-term loans (1)	$5,949,005	$6,210,176

(1) Detailed information of secured short-term loan balances as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)

Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$4,182,894	$3,976,960
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	1,766,111	2,019,072
Guaranteed by a $ 0.2 million restricted bank time deposit	-	214,144
Total	$5,949,005	$6,210,176

As of June 30, 2021, the Company had short-term bank loans of approximately $5.9 million, which mature on various dates from July 7, 2021 to April 30, 2022. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 4.95% to 6.22% per annum. The weighted average interest rates on short term debt were approximately 5.84% and 6.33% for the six months ended June 30, 2021 and 2020, respectively. The interest expenses were approximately $0.2 million each, for the six months ended June 30, 2021 and 2020.

F-24

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES

Pre-tax (loss) income from continuing operations for the six months ended June 30, 2021 and 2020 were taxable in the following jurisdictions:

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
PRC	$(8,798,878)	$(7,160,850)
HK	(224,699)	(11,910)
BVI	(5,440,462)	(837,790)
Total loss before income taxes	$(14,464,039)	$(8,010,550)

United States

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of June 30, 2021.

F-25

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISTIL. is subject to a profit tax rate of 16.5%.

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
Current tax expense (benefit)	$871	$(69,858)
Income tax expense (benefit)	$871	$(69,858)

Current income tax expense (benefit) were recorded in 2021 and 2020 and were related to differences between the book and corporate income tax returns.

	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25%	25%
Computed expected income tax (benefit)	$(3,616,011)	$(2,002,638)
Tax rate differential benefit from tax holiday	952,236	801,931
Permanent differences	231,390	117,180
Tax effect of deductible temporary differences not recognized	1,016,965	801,244
Non-deductible tax loss	1,416,291	212,425
Income tax expense (benefit)	$871	$(69,858)

F-26

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant components of deferred tax assets and deferred tax liabilities were as follows as of June 30, 2021 and December 31, 2020:

	June 30, 2021		December 31, 2020
	(Unaudited)
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for credit losses	$4,698,990	$-	$3,640,083	$-
Loss carry-forwards	4,271,589	-	3,714,825	-
Fixed assets	23,230	(273,000)	80,456	(258,451)
Inventory valuation	384,109	-	369,064	-
Accrued liabilities	14,814	-	-	-
Long-term investments	150,832	-	5,736	-
Intangible assets	-	135,918	-	134,197
Gross deferred tax assets and (liabilities)	9,543,564	(137,082)	7,810,164	(124,254)
Valuation allowance	(9,406,482)	-	(7,685,910)	-
Total deferred tax assets and (liabilities)	$137,082	$(137,082)	$124,254	$(124,254)

The Company has net operating loss carry forwards totaling RMB 163 million ($25.3 million) as of June 30, 2021, substantially all of which were from PRC subsidiaries and will expire on various dates through June 30, 2025. Valuation allowance for deferred tax asset was fully provided. As of June 30, 2021, the Company also has net operating loss of approximately $9.5 million from the parent, Taoping Inc., a BVI company who is treated as a US corporation for the US tax purposes.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, tax free for the first two years and 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded nil unrecognized tax benefits as June 30, 2021 and December 31, 2020, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the six months ended June 30, 2021 and 2020.

F-27

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

12.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)	As of June 30, 2021, and December 31, 2020, other current assets consist of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Advances to unrelated parties (i)	$1,641,865	$8,305
Receivable for sales of other assets (ii)	578,700	-
Advances to employees	104,799	45,396
Other current assets (iii)	303,682	119,325
Total	$2,629,046	$173,026

(i)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

As of June 30, 2021, the Company included in the balance of advances to unrelated parties of $1.64 million compared to advances to unrelated parties of $8,305 as of December 31, 2020.

As of June 30, 2021, the outstanding balance included the amount due from a third-party vendor, at the amount of approximately $1,472,000, whom the Company has contracted to develop the new media advertising market. According to the contract and its subsequent amendment, the vendor is responsible for performing consulting service of market research as subcontractor and facilitating the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (USD $929,532). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

If the Company’s revenue facilitated by the vendor does not reach certain threshold during specified periods, the contract could be terminated by the Company, and all funding with applicable interest, less any commissions and subcontractor fees payable to the vendor, shall be repaid to the Company within one month after the termination of the contract. If the two parties terminate the cooperation on the condition that the vendor meet the target, all funding without interest, shall be repaid.

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. As of June 30, 2021, revenue facilitated by the vendor has reached RMB3,342,355 (USD $511,247). The Company will continue to monitor the revenue facilitated by the vendor and assess if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

As of June 30, 2021, the Company overfunded the vendor by $543,000 which was returned by the vendor subsequent to June 30, 2021.

As of June 30, 2021, the outstanding balance also included the deposits of RMB 1 million (approximately USD $154,000) made to a supplier for purchases which has been cancelled. The deposits will be refundable before the end of October 2021.

(ii)	Receivable for sales of other assets

In November 2020, the Company sold non-cash consideration (see Note 2-o) received in prior years in exchange for advertising service to a third-party company in a price of $1,142,779 which equals to the carrying value of non-cash consideration. The company had collected $564,079 as of June 30, 2021. The remaining balance of $578,700 was fully collected subsequently in August 2021.

(iii)	Other current assets

As of June 30, 2021, the outstanding balance included the security deposit of $143,541 and the VAT credit of $87,000.

(b)	As of June 30, 2021 and December 31, 2020, Other assets, non-current consist of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Other assets, non-current	$3,790,167	$4,302,000

During 2019 and 2020, the Company advanced RMB 30 million (USD $4.3 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.3 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

Based on the amendment of the contract, if the Company’s new media advertising revenue generated from IOV software does not reach certain threshold during specified period, the contract could be terminated by the Company, and all funding with applicable interest, and less the revenue generated from the IOV software shall be repaid to the Company within half year after the termination of the contract. Once the vendor fully repays the total funding plus applicable interest, the vendor will own 100% the title of the vehicular terminal and related equipment.

The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The threshold revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. As of April 30, 2021, revenue generated from the IOV software has exceeded RMB 3.0 million (approximately USD $462,000) in the first performance evaluation period, and the management estimates that the Company will fulfil the sales target at the end of October 2021 for the second performance evaluation period. The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after four years.

The development of IOV software was completed by September 30, 2020. Since Company has the right to use the IOV software in the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of June 30, 2021 and December 31, 2020, the balance of “other assets, non-current, net” was $3,790,000 and $4,302,000, Respectively. The amortization was approximately $0.8 million for the period ended June 30, 2021.

F-28

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13.	OPERATING LEASES

In addition to the lease with a related party for computing server room in Dongguan City (see Note 6-g), in April 2021, the Company leased an office space, two server rooms, and a dormitory in Hong Kong for executing the Blockchain business strategy. The fixed monthly lease payment for the office space is $22,035 (HKD 170,775) all inclusive of rental, property management fee, utility, and applicable tax) with a lease term of three years ending April 18, 2024. The fixed monthly lease payment for the server rooms is $7,484 (HKD 58,000) all inclusive of rental, management fee, utility, and applicable tax) with a lease term of three years ending May 16, 2024. The fixed monthly lease payment for the dormitory is $4,381 (HKD 34,000) including rental and management fee with a lease term of two years ending April 19, 2023. All lease agreements have no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the office space lease agreement. The initial direct costs associated with the lease for server rooms and dormitory are $7,484 (HKD 58,000), and $2,194 (HKD 17,000), respectively.

The Company has also leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company incurred rent expenses of approximately $73,000 whereas rent expenses for short-term lease were approximately $3,000 for the period ended June 30, 2021. As of June 30, 2021, lease liabilities also included unpaid rent for expired long-term leases of approximately $78,000.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. The future short-term lease costs are approximately $2,800 in the year subsequent to June 30, 2021.

Weighted-average remaining lease term as of June 30, 2021, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	32.8 months
Weighted-average discount rate	6.75%

The following table outlines maturities of operating lease liabilities as of June 30, 2021:

Year ending June 30	Leases for office/ server rooms/ Dormitory	Wall Space Leases
2022	$375,118	$4,082
2023	363,340	-
2024	265,973	-
Total lease payments	1,004,431	4,082
Less: Imputed interest	(87,103)	-
Present value of lease liabilities	$917,328	$4,082

F-29

14.	LONG-TERM INVESTMENTS

As of June 30, 2021, the carrying value of the Company’s equity investments were $818,266, which consisted of the followings:

(1) Equity method investments:

As of June 30, 2021, the Company’s equity method investments had a carrying value of $489,513 which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$111,638
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	203,097
Jiangsu Taoping IoT Technology Co.,Ltd.	JS Taoping, or JS	25%	165,855
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	8,923
			$489,513

The Company’s initial investments in the above equity method investments were approximately $1.89 million. The Company recognized losses from equity method investments of approximately $0.6 million and no impairment on equity method investments from the acquisition date June 9, 2021 to June 30, 2021.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

As of June 30, 2021, the carrying value for the equity investments without readily determinable fair value was $328,753. The total initial investments to the equity investments without readily determinable fair value were approximately $710,786. No impairment was recognized for the six months ended June 30, 2021.

15.	CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company issued Convertible Promissory Notes with principal amount of $1.04 million, $1,48 million and $1.48 million, respectively (Note-1, Note-2, and Note-3, collectively “Notes”). All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), carrying an interest rate of 5% per annum and an original issue discount (OID) to cover investors’ transaction costs of the Notes. In September and October 2020, the principal balance and the accrued interest of Note-1 was fully converted to 454,097 ordinary shares of the Company with no par value at a conversion price of $2.4. In September and December 2020, the principal balance and the accrued interest of Note-2 was fully converted to 612,748 ordinary shares of the Company with no par value at a conversion price of $2.42 and 2.57, respectively. The total amount of principal and accrued interest converted of Note-1 and Note-2 was approximately $2.6 Million. As of December 31, 2020, there was no outstanding balance and unamortized debt issuance cost of Note-1 and Note-2, and the outstanding balance of Note-3 was $1,180,908 net of unamortized debt discount of $299,695.

In conjunction with issuance of the Notes, the Company also issued the holders of the Notes warrants to purchase 26,667, 53,334, and 53,334 ordinary shares of the Company, at an exercise price of $9 with a cashless-exercise option. The warrants will expire in three years from the dates of issuance, respectively.

In June 2021, the investor of Note-3 converted $740,000 of principal amount of the convertible note along with accrued interest of $26,208 into 298,716 ordinary shares of the Company with no par value at a conversion price of $2.565. As of June 30, 2021, the outstanding balance of Note-3 was $689,502 net of unamortized debt discount of $50,498 which will be amortized through September 30, 2021.

The Company recognized interest expense of approximately $209,000 for both Note-1 and Note-2 for the six months ended June 30, 2020, including interest relating to contractual interest obligation of $45,000 and amortization of debt discount of $164,000. The Company recognized interest expense of approximately $294,000 for Note-3 including interest relating to contractual interest obligation of $36,700 and amortization of debt discount of $257,000 for the six months ended June 30, 2021.

F-30

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

16.	OTHER PAYABLES AND ACCRUED EXPENSES

As of June 30, 2021 and December 31, 2020, other payables and accrued expenses consist of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Advances from unrelated third parties (i)	$274,084	$469,418
Other taxes payable (ii)	4,111,865	4,089,013
Unrecognized tax liability (iii)	-	433,000
Accrued professional fees	184,140	404,025
Amount due to employees (iv)	134,496	65,785
Other current liabilities (v)	287,216	1,174,856
	$4,991,801	$6,636,097

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The unrecognized tax liability refers to the land value added tax due to the sale of property, equipment, and land use rights in September 2015. As of June 30, 2021, the unrecognized tax liability passed the 5-year statute of limitation and recognized as other income in the consolidated statement of operations.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

(v)	The other current liabilities as of June 30, 2021 included the security and deposit of approximate $207,000. The decrease was for: a) approximate of $203,000 payable of prior year’s government funding has been settled during the six months ended June 30, 2021, and b) an amount of $767,500 for ordinary shares converted from the convertible debt have been issued as of June 30, 2021.

17.	STATUTORY RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of June 30, 2021 and December 31, 2020, the balance of general reserve was $14.0 million for each of the reporting periods.

F-31

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

18.	EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

In March 2020, the Company issued a total of 285,714 ordinary shares to certain individual investors at $2.1 per share, which generated approximately $576,000 net proceeds for the Company.

In the first half of 2020, the Company issued a total of 30,000 ordinary shares as compensation of investor relations service, fair value of which was approximately $144,000 and was amortized over the service period until July 21, 2020.

In April 2020, the Company issued 16,667 restricted shares to a consultant as its service compensation. The fair value of the restricted shares was approximately $16,185, which was amortized over the service period until April 1, 2021.

In July 2020, the Company issued 42,000 ordinary shares to a consultant as service compensation. The fair value of issued shares was approximately $101,000, which is amortized over the service period for the service period until January 20, 2021.

In July and September 2020, the Company issued an aggregate of 13,110 ordinary shares to an employee for the individual’s job performance. The fair value of issued shares was approximately $65,000.

In September 2020, the Company issued 16,220 restricted shares to a consultant as a part of finder fees for the financing services, the fair value of which was approximately $41,000.

In September, October, and December 2020, the holders of the convertible notes issued in September 2019, and March 2020 converted all principal balance of the notes and accrued interests to the Company’s ordinary shares in an aggregate of 1,066,845 ordinary shares of which 299,318 shares converted on December 30, 2020 were not issued until February 2021 (see Note 15). The total amount of principal and accrued interest converted was approximately $2.6 million, of which $1.8 million was converted into the ordinary shares as of December 31, 2020, and $0.8 million was converted into the ordinary shares in the first half of 2021.

In January 2021, the Company issued a total of 740,740 ordinary shares to certain individual investors at $2.7 per share, which generated approximately $1.99 million net proceeds for the Company.

In February 2021, the Company issued a total of 1,900,000 ordinary shares to certain individual investors at $4.08 per share, which generated approximately $7.74 million net proceeds for the Company.

In January 2021, the Company issued 7,000 ordinary shares with fair value of approximately $21,840 to a consultant as compensation for the consulting service.

In March 2021, the Company issued 200,000 ordinary shares with fair value of approximately $2,792,000 to certain employees for their job performance.

In March 2021, the Company issued 500,000 ordinary shares in the registered direct offering at the offering price of $6.70 per share resulting in approximately $3.34 million net proceeds for the Company.

In June 2021, the Company issued 1,213,630 ordinary shares with 6 months restricted period upon the closing of acquisition of Taoping New Media Co., Ltd (“TNM”), at unit price of $5.27 per share with discounts for lack of marketability as the consideration equivalent to approximately $5.4 million for acquiring 100% equity interest of TNM.

In June 2021, the holder of the convertible note issued in September 2020 converted 50% principal balance of the note and accrued interests to the Company’s ordinary shares in an aggregate of 298,716 ordinary shares (see Note 15). The total amount of principal and accrued interest converted into the ordinary shares as of June 30, 2021 was approximately $766,000.

(b) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
	(Unaudited)		(Unaudited)
Employees and directors share-based payments	$2,950,000	(a)(c)	$92,000	(c)
Stock options and warrants issued for services	2,100,000	(d)	12,000	(d)
Shares issued for services	42,000	(a)	193,000	(a)
	$5,092,000		$297,000

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TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan and its amendment in May 2021, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

During the first half of 2020, the stock options issued in May 2017 to purchase an aggregate of 160,000 ordinary shares under 2016 Plan was fully vested, and $92,000 was recognized as compensation for the six months ended June 30, 2020.

On July 24, 2020, the Company granted options to employees and directors to purchase an aggregate of 333,348 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.3 million at the date of the grant, of which approximately $158,070 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the six months ended June 30, 2021.

On July 31, 2020, the stock options granted to employees and directors in 2016 and 2017 were fully exercised on a cashless method, and 72,414 ordinary shares were issued, as a result.

Stock option activity for the six months ended June 30, 2021 is summarized as follows:

		Weighted	Weighted Average Remaining
	Options	Average Exercise	Contractual Life	Aggregated Intrinsic
	Outstanding	Price	(Years)	Value
Outstanding at January 1, 2021	326,348	$2.4	2.6	$143,587
Exercised	-	-
Canceled	(13,333)	$2.4
Outstanding at June 30, 2021(Unaudited)	313,015	$2.4	2.1	$769,980
Vested and expected to be vested as of June 30, 2021(Unaudited)	313,015	$2.4	2.1	$769,980
Options exercisable as of June 30, 2021 (vested)(Unaudited)	156,500	$2.4	2.1	$384,990

F-33

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended June 30, 2021 and 2020. There was no option exercised during the six months ended June 30, 2021 and 2020.

The following table summarizes the status of options which contain vesting provisions:

	Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2021	326,348	$1.01
Vested	(156,500)	$1.01
Canceled	(13,333)	$1.01
Non-vested at June 30, 2021 (Unaudited)	156,515	$1.01

As of June 30, 2021, approximately $22,000 unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 0.04 year. The total fair value of options vested during the six months ended June 30, 2021, and 2020 was approximately $0.2 million and $0.1 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan and its amendment, for the six months ended June 30, 2021 and 2020, the Company issued 1,915,000 and 16,667 warrants to consultants, respectively. The Company expensed to administrative expense approximately $2.1 million and $12,000 for the six months ended June 30, 2021 and 2020, respectively. During the six months ended June 30, 2021, no options or warrants were exercised.

As of June 30, 2021, the weighted average exercise price was $4.77 and the weighted average remaining life was 0.5 years. The following table outlines the options and warrants outstanding and exercisable as of June 30, 2021:

	June 30, 2021 Number of Warrants Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
July 2020 stock options to consultants	57,366	$2.64	07/09/2023
February 2021 warrants to consultant	1,000,000	$3.5	08/21/2021
April 2021 warrants to consultants	900,000	$6.3	04/15/2022
April 2021 warrants to consultant	15,000	$6.3	04/15/2022
	1,972,366

F-34

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

19.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2021 and 2020

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Revenues (1)
TIT Segment	$88,670	$141,919
CBT Segment	5,522,135	3,595,431
BT Segment	814,772	-
	$6,425,577	$3,737,350

(1)	Revenues by operating segments exclude intercompany transactions.

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
(Loss) income from operations
TIT Segment	$(72,677)	$(122,921)
CBT Segment	(8,792,969)	(6,780,105)
BT segment	(1,246,811)	-
Corporate and others (2)	(3,809,748)	(640,818)
(Loss) from operations	(13,922,205)	(7,543,844)
CBT’s loss from equity method investments	(578,619)	-
BT’s other income	41,345	-
Corporate other income, net	473,879	(78,945)
Corporate interest income	2,109	3,470
Corporate interest expense	(480,548)	(391,231)
(Loss) before income taxes	(14,464,039)	(8,010,550)
Income tax benefit	(871)	69,858
Net loss	(14,464,910)	(7,940,692)
Less: Loss attributable to the non-controlling interest	366,570	264,047
Net loss attributable to the Company	$(14,098,340)	$(7,676,645)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation by segment for the six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Non-cash compensation:
TIT Segment	$55,840	$-
CBT Segment	335,040	-
BT segment	1,357,383	-
Corporate and others	3,344,699	92,308
	$5,092,962	$92,308

Depreciation and amortization by segment for six months ended June 30, 2021 and 2020 are as follows:

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Depreciation and amortization:
TIT Segment	$16,356	$8,380
CBT Segment	2,385,886	1,596,821
BT Segment	310,766	-
	$2,713,008	$1,605,201

F-35

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(61,812)	$30,909
CBT Segment	6,752,063	5,844,135
BT Segment	7,357	-
	$6,697,608	$5,875,044

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Inventory obsolescence provision:
TIT Segment	$-	$504
CBT Segment	48,589	(15,759)
	$48,589	$(15,255)

Total assets by segment as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021 (Unaudited)	December 31, 2020
Total assets
TIT Segment	$307,867	$213,329
CBT Segment *	35,011,091	30,488,753
BT Segment	8,273,018	-
Corporate and others	9,279,275	74,569
	$52,871,251	$30,776,651

*	CBT segment included equity investments of approximately $0.8 million as of June 30, 2021.

20.	COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business. The Company is currently subject to a legal proceeding with the bankruptcy receiver (the Receiver) for Shenzhen Kejian Information Technology Co., Ltd. (Kejian). The Receiver was appointed by the bankruptcy court to liquidate Kejian that filed bankruptcy on December 6, 2016. On July 28, 2016, the Company received a payment in the amount of RMB 550,000 (approximately $89,000) from Kejian, which was considered as a preferential payment within 6 months from Kejian’s bankruptcy filing according to China bankruptcy laws and requested to return the amount to the Receiver. The Company has anticipated an unfavorable outcome from the lawsuit and accrued a contingent liability of $89,000 for the probable loss. On August 2, 2021, the Company received the initial judgment issued by Shenzhen Intermediate People’s Court, which supported the claims of the plaintiff. The Company filed an appeal within 15 days of the conclusion of the case.

Although the COVID-19 pandemic has largely been contained in China, ripple effect of negative impact from the pandemic to the out-of-home advertising business sector continues in the first half of 2021. The China government continues asserted efforts to vaccinate general population, social distancing, mandate mask wearing in the public places and public transportation, prohibit large gatherings, control travels to and from high-risk infectious areas, and track the source of infections. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

In addition to various promulgations in the past few years, ten Chinese regulatory authorities recently collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives, that provide related services to individuals or business entities domiciled in China. Although, the legality of cryptocurrency mining activity was not specifically mentioned in the guidance, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities.

21.	CONCENTRATIONS

For the six months ended June 30, 2021, the revenue from cryptocurrency mining consisted 13% of the total revenues, and one customer accounted for 10% of the total revenues. For the six months ended June 30, 2020, one customer accounted for 14% of revenue. The Company’s top five customers in aggregate accounted for 44% of the Company’s revenues for each of the six months ended June 30, 2021 and 2020, including the revenue from cryptocurrency mining.

The Company’s top five receivables in aggregate accounted for 53% of total net accounts receivable as of June 30, 2021, while two customers’ balance accounted for 18% and 14%, respectively. The Company’s top five customers in aggregate accounted for 25% of total net accounts receivable as of December 31, 2020, while no single customer accounted for greater than 10% or more of accounts receivable.

For the six months ended June 30, 2021 and 2020, approximately 96% and 84%, respectively, of total purchases were from five unrelated suppliers. Two suppliers each accounted for 59% and 19%, respectively, of total purchases in the six months ended June 30, 2021, and two suppliers each accounted for 41% and 25%, respectively, of total inventory purchases in the six months ended June 30, 2020.

22.	SUBSEQUENT EVENTS

On July 12, 2021, the Company and investors entered into a securities purchase agreement to sell to the Investors an aggregate of 1.2 million ordinary shares with no par value, at a purchase price of $4.15 per share in a registered direct offering. In addition, the Company will sell and issue to the Investors warrants to purchase an aggregate of 360,000 Ordinary Shares with an exercise price of $4.56 per share within 36 months following the issue date. The Warrants can only be exercised in cash. The aggregate proceeds of the financing were approximately $4.73 million net of issuance cost. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

F-36

TAOPING INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On August 26, 2021, the Company, Taoping Holdings Limited, a wholly owned subsidiary of the Company and a business company incorporated under the laws of the British Virgin Islands (“Taoping Holding”), Genie Global Limited, a Hong Kong private company limited by shares (“Genie Global”) and Render Lake Tech Ltd., a wholly owned subsidiary of Genie Global and a company governed under the Canada Business Corporations Act (“Render Lake”), entered into a termination agreement to terminate a share purchase agreement dated March 29, 2021, that Genie Global agreed to sell 51% equity interest in Render Lake to Taoping Holding in exchange for 144,204 ordinary shares to be issued by the Company.

On July 28, 2021 and August 6, 2021, the Company entered into a letter of intent (the “LOI”) with the shareholders of Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”) and the majority shareholder of Yunnan Taoping IoT Limited (“Yunnan Taoping”), respectively, to acquire equity interests and increase its ownership of each two companies to no less than 51%. Currently, TNM owns no shares in Zhenjiang Taoping, and owns about 40% of Yunnan Taoping. Pursuant to the LOI, the purchase price, to be determined by the parties after the completion of due diligence, will be paid in the form of ordinary shares of TAOP. The LOI will be terminated if no definitive agreements are entered into among the parties for Zhenjiang Taoping before December 31, 2021 and for Yunnan Taoping before March 31, 2022, respectively.

On August 11, 2021, the Company signed a non-binding Memorandum of Understanding (“MOU”) with Dennver Group Holdings Limited, a British Virgin Islands company, to purchase Ethereum mining machines with a total hash rate of 500 GH/s. Pursuant to the MOU, the purchase price of the Ethereum mining machines and related rights and interests, to be determined by the two parties after the completion of due diligence, will be paid in the form of a combination of cash and restricted ordinary shares of TAOP. The price per share is set at the volume weighted average closing price of TAOP ordinary shares over the 5 trading days prior to the execution of the MOU. TAOP will designate a third-party valuation firm to conduct examination and assessment of the fair market value of the Ethereum mining machines.

On August 27, 2021, the Company’s wholly-owned subsidiary Taoping Digital Assets (Asia) Limited (“TDAL”) and a Kazakhstan company Aral Petroleum Capital LLP (“APC”) have signed a memorandum of understanding (“MOU”) to establish a joint venture in Kazakhstan, of which TDAL and APC will own 51% and 49%, respectively. TDAL will control the board of directors of the joint venture. The joint venture plans to invest and build cryptocurrency mining sites with a total capacity of 100MW, the first stage construction of 30 MW is expected to complete within three to six months. TDAL will have the priority to deploy cryptocurrency mining machines owned by TDAL or its partners. The joint venture will carry out operation and maintenance of cryptocurrency mining machines in Kazakhstan. In addition, the joint venture plans to rent out excess operating capacity to third parties for additional income.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd., a variable interest entity (“iASPEC”), pursuant to which, IST exercised the option to purchase all of the equity interests in iASPEC. As consideration for the equity interests of iASPEC, the Company agreed to issue 612,245 ordinary shares to Mr. Lin. Upon the closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC becomes a wholly owned indirect subsidiary of the Company. The Amended and Restated Management Services Agreement, entered into by and among IST, Mr. Lin and iASPEC on December 13, 2009, was automatically terminated then. The equity transfer was closed upon the registration of equity transfer with the local authorities on September 24, 2021. The equity transfer was completed on September 24, 2021.

As a result of the VIE dissolution, on September 23, 2021, TNM disposed 100% equity interest of Shenzhen Taoping E-Commerce Service Co., Ltd. (“SZTEC”) with nil consideration. SZTEC’s shareholder deficit as of June 30, 2021 was approximately $0.12 million.

On April 15, 2021, the Company signed a Cryptocurrency mining machine purchase agreement (the “Purchase Agreement”) with Bitmain Technologies Limited. Pursuant to the Purchase Agreement, TAOP purchased 3,000 units of Antminer S19j Pro Cryptocurrency mining machines with a total order value of about $24 million (RMB 157,500,000). As of June 30, 2021, TAOP advanced payments of approximately $6.1 million to Bitmain Technologies Limited. As of the date of this report, the Company is in the process of amending the Purchase Agreement with Bitmain Technologies Limited, as a result of the Company’s changed plan of capital allocation in the blockchain business sector. According to the amendment, the Company agrees to purchase a total of 60 units of Antminers from the seller with purchase amount of approximately $0.8 million which are expected to be delivered in the fourth quarter of 2021, and the remaining of the advance payment $5.3 million would be refunded to the Company by the end of 2021.

F-37